Exhibit 99.2

elan                                                           biogen idec

MEDIA CONTACTS:
Elan                                     Biogen Idec
Anita Kawatra                            Amy Brockelman
Ph: 212 407 5755                         Ph: 617 914 6524
800 252 3526

INVESTOR CONTACTS:
Elan                                     Biogen Idec
Emer Reynolds                            Elizabeth Woo
Ph: 353 1 709 4000                       Ph: 617 679 2812
800 252 3526

       ELAN AND BIOGEN IDEC ANNOUNCE WEBCAST OF ANTEGREN(R) (NATALIZUMAB)
                  PHASE III MAINTENANCE DATA IN CROHN'S DISEASE

Dublin, Ireland, Cambridge, MA and San Diego, CA -- January 29, 2004 -- Elan Corporation, plc and Biogen Idec today announced that they will release the analysis of ANTEGREN(R) (natalizumab) Phase III maintenance clinical trial data in Crohn's disease on Thursday, January 29, 2004 at 2:30am Eastern Standard Time
(EST), 7:30am Greenwich Mean Time (GMT). Following the release, the companies will host a joint conference call at 8:30am EST, 1:30pm GMT with the investment community.

This event will be webcast live and can be accessed by going to the Investor Relations section on both Elan's website (www.elan.com) and Biogen Idec website (www.biogenidec.com). Following the live webcast, an archived version of the call will be available for replay for 24 hours and the replay number is 800 633 8284 or international 402 977 9140, reservation code 211 83 793. The archived version of the call will also be available at the same URL's, for one week.

About Elan

Elan Corporation, plc (NYSE: ELN) is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.